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[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

                            February 6, 2006

Via Federal Express and EDGAR

Mr. Geoffrey M. Ossias,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Room 1580,
Mail Stop 4561,
Washington, D.C. 20549.
Re:	Morgans Hotel Group Co. (Form S-1, Fi1e No. 333-129277)

Dear Mr. Ossias:

        On behalf of our client, Morgans Hotel Group Co. (the "Company"), we enclose herewith Amendment No. 5 ("Amendment No. 5") to the Company's Registration Statement on Form S-1 (including marked copies to show changes from the filing on February 1, 2006) and the Company's responses to the Staff's comment letter (the "Comment Letter") dated February 3, 2006 concerning the Company's Registration Statement on Form S-1 (the "Registration Statement"). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 5.

        To facilitate the Staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the enclosed marked copy of Amendment No. 5.

        The following are the Company's responses to the Comment Letter:

Form S-1/A

Capitalization, page 48

1.
Please insert a column after the Historical information and before the As Adjusted column to give pro forma effect only to the changes in the company's capitalization that will occur prior to or at the IPO, excluding the effects of the offering proceeds and uses of the proceeds.

      The Company has asked us to advise the Staff supplementally that the table under "Capitalization" on page 49 of Amendment No. 5 has been revised to present a column titled "Historical" (representing historical financial data of the Company's predecessor), a column titled "Pro Forma" (representing historical financial data of the Company's predecessor after giving effect to distributions to Morgans Hotel Group LLC of proceeds received as a result of the refinancings of Sanderson, St. Martins Lane and Shore Club in

      November 2005, and the Formation and Structuring Transactions), and a column titled "Pro Forma As Adjusted" (representing historical financial data of the Company's predecessor after giving effect to distributions to Morgans Hotel Group LLC of proceeds received as a result of the refinancings of Sanderson, St. Martins Lane and Shore Club in November 2005, the Formation and Structuring Transactions, this offering and the use of the net proceeds from this offering).

Unaudited Pro Forma Financial Information

Pro Forma Consolidated Balance Sheet, page 55

2.
Please revise to present a subtotal column before the adjustments giving effect to the offering proceeds and the uses of the proceeds so that investors can clearly see the operating results of the combined entity for which they will be investing.

      The Company has asked us to advise the Staff supplementally that the Pro Forma Consolidated Balance Sheet on page 56 of Amendment No. 5 has been revised to present a column titled "Subtotal of Morgans Hotel Group Co. Predecessor Prior to the Offering".

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 56

3.
On page 45 in the Use of Proceeds section of your filing, you disclose that the net proceeds from your offering will be used to repay outstanding principal in the amount of $212.1 million. In adjustment (D) of your pro formas, you disclose that the proceeds will be used to repay $294.2 million of outstanding principal. Please reconcile these differences and revise your disclosure accordingly.

      The Company has asked us to advise the Staff supplementally that the disclosure under "Use of Proceeds" on page 46 of Amendment No. 5 and Note F to the Unaudited Pro Forma Consolidated Balance Sheet on page 57 of Amendment No. 5 has been revised to clarify that the outstanding principal in the amount of $212.1 million will be the outstanding principal amount at the completion of the offering and the outstanding principal in the amount of $215.8 million was the outstanding principal amount as of September 30, 2005. Subsequent to September 30, 2005, the outstanding principal amount had been paid down by the Company out of working capital in the amount of the difference between those two numbers. The $294.2 million referenced in the adjustment to the pro formas did not previously take into account the $78.4 million of mezzanine debt that will be paid out of the proceeds of the term loan to MHG Management Company and has been revised on page 57 of Amendment No. 5.

Pro Forma Consolidated Statement of Operations and Comprehensive (Loss) Income, page 57 and 58

4.
It is not appropriate to present stock-based compensation as a single line item in the income statement solely based on the form of consideration without additional disclosure regarding the breakout of the compensation amount amongst the various expense classifications on the income statement. Please revise your statements of operations to use one of the following presentation options:

    •
    Parenthetically noting with the appropriate line item, like G&A, the amount of equity-related charge that is included in a particular line item without having a separate classification for the non-cash charge

    •
    Parenthetically noting the amount of equity-related charges being excluded from a particular line item, for example, because it is presented as a separate line item

      •
      Breaking out the equity-related charge from other charges within a specific expense classification

      The Company has asked us to advise the Staff supplementally that the Pro Forma Consolidated Statement of Operations and Comprehensive (Loss) Income for the nine months ended September 30, 2005 on page 58 of Amendment No. 5 and the Pro Forma Consolidated Statement of Operations and Comprehensive (Loss) Income for the year ended December 31, 2004 on page 59 of Amendment No. 5 have been revised to eliminate the "Stock based compensation" line item and instead break out the equity-related charge from other charges within "Corporate expenses".

        If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 558-4312.

Very truly yours,
/s/ Robert W. Downes
Robert W. Downes

(Enclosure)

cc:	Karen J. Garnett
Jessica Barberich
Daniel Gordon
(Securities and Exchange Commission)

Marc Gordon
Richard Szymanski
(Morgans Hotel Group Co.)

Stuart Eisenberg
(BDO Seidman, LLP)

Andrew J. Pitts
(Cravath, Swaine & Moore LLP)

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